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                                  Exhibit 6.2

                    Example of Gross-Up Payment Calculation

               If the Executive, absent the Gross-Up Payment, were entitled to Severance Payments in the amount of $300,000, had other Excess Parachute Payments as the result of option vesting acceleration in the amount of $100,000, had a Base Amount for purposes of ss.280G in the amount of $100,000, and were subject to excise tax at the rate of 20% and income tax at the rate of 50%, the Executive's Total Payments before the Gross-Up Payment would equal $400,000. The excise tax payable on the Total Payments (not including the Gross-Up Payment) would be $60,000 [(400,000 - 100,000 {the Base Amount}) x 20%] and the Gross-Up Payment would be $200,000 [$60,000 / {1 - (.2 + .5)}]. Accordingly, the
Executive's Total Payments including the Gross-Up Payment would be $600,000 [400,000 + 200,000]. The Excise Tax on the Total Payments would be $100,000 [600,000 - 100,000 {the Base Amount}) x 20%], and the income taxes on the Gross-Up Payment would be $100,000 [200,000 x 50%]. Accordingly, the net amount retained by the Executive after payment of Excise Tax on the Total Payments and income taxes on the Gross-Up Payments equals $400,000 [600,000 - 200,000], which equals the Executive's Total Payments before calculation of the Gross-Up Payment.


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